EXHIBIT 12

COMPUTATION OF RATIO OF INCOME FROM

CONTINUING OPERATIONS TO FIXED CHARGES

FOR THREE MONTHS ENDED MARCH 31,

(UNAUDITED)

(Dollars in millions)	2017	2016
Income from continuing operations before income taxes (1)	$1,425	$1,035

Add: fixed charges, excluding capitalized interest	411	397

Income as adjusted before income taxes	$1,836	$1,432

Fixed charges:
Interest expense	$293	$285
Capitalized interest	0	1
Portion of rental expense representative of interest	118	112

Total fixed charges	$411	$398

Ratio of income from continuing operations to fixed charges	4.47	3.60

(1) Income from continuing operations before income taxes excludes (a) amortization of capitalized interest, and (b) the company’s share in the income and losses of less-than-fifty percent-owned affiliates.